

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

<u>Via E-mail</u>
Robert Gagnon
Chief Business and Financial Officer
Verastem, Inc.
117 Kendrick Street, Suite 500
Needham, MA 02494

Re: **Verastem, Inc.**
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 - License and Collaboration Agreement, dated July 25, 2019,
between Verastem, Inc. and Sanofi
Filed October 30, 2019
File No. 001-35403

Dear Mr. Gagnon:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance